August 27, 2009

VIA FACSIMILE, U.S. MAIL AND EDGAR CORRESPONDENCE

Raj Rajan
Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Global Clean Energy Holdings, Inc.
Form 10-K for the year ended December 31, 2008
File No. 000-12627

Dear Mr. Rajan:

In accordance with our earlier telephone conferences, this will confirm that the Staff has tentatively agreed to a telephone conference with this company, Global Clean Energy Holdings, Inc. (“Company”), to discuss the first comment in the Staff’s letter, dated August 12, 2009, to the Company regarding additional comments to the above-referenced report.  The foregoing telephone conference with the Staff is tentatively scheduled to be held on Wednesday, September 2, 2009, at 3:00 pm (Eastern time).

You have also informed me that the Staff has requested that the Company respond in writing to all other comments contained in the August 12, 2009 letter (other than the first comment, which will be discussed on Wednesday).  Accordingly, in order to provide this Company with additional time to prepare the requested written response, we hereby respectfully request a 10-business day extension.  We agree to provide the Staff with the requested written response by no later than September 11, 2009.

Thank you for your consideration.  As always, please feel free to contact me at (310) 641-4234.

Sincerely yours,
GLOBAL CLEAN ENERGY HOLDINGS, INC. /s/ BRUCE NELSON
Bruce Nelson, Chief Financial Officer

Bruce K. Nelson Chief Financial Officer	6033 W. Century Boulevard Suite 895 Los Angeles, California 90045	Telephone: 310.641.4234 Email: bnelson@gceholdings.com Web: www.gceholdings.com

Enclosures

cc:           Mr. Richard Palmer (w/enclosures)
Mr. David Walker (w/enclosures)
Mr. Scott Gilderman,CPA (w/enclosures)
Mr. Craig Allen, CPA(w/enclosures)
Mr. Mark Andersen, CPA (w/enclosures)
Ms. Alawna Echols , CPA (w/enclosures)
Istvan Benko, Esq. (w/enclosures)

Bruce K. Nelson Chief Financial Officer	6033 W. Century Boulevard Suite 895 Los Angeles, California 90045	Telephone: 310.641.4234 Email: bnelson@gceholdings.com Web: www.gceholdings.com